

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 29, 2010

Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202

   Re: Royal Gold, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed August 21, 2009
     Definitive Proxy Statement
     Filed October 9, 2009
     File No. 001-13357

Dear Mr. Wenger:

   We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 57

1. We note from your disclosure on page 59 that you recognized a $1.9 million gain on the distribution of 'Inventory-restricted' to a minority interest holder. Given your disclosure on page 95 that this inventory is held by a third party refiner in

Utah for the account of other limited partners of CVP, please explain in greater detail why this transaction results in a gain to you. In addition, please explain how the gain you recognized equates to the line items shown in your Consolidated Statements of Cash Flows for 'Proceeds on sale of Inventory – Restricted' and 'Distribution to minority interest holder' of $1,924. As part of your response, please provide us the applicable journal entries reflecting this transaction, and reference the accounting literature that supports your accounting for these transactions.

Note 1. Operations, Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements, page 70

Royalty Revenue, page 71

2.   We note from your disclosure that "As a result of pricing variations in gold, silver and copper over the respective settlement period, royalty revenue recognized on the Robinson royalty could be positively or negatively impacted by any changes in metal prices between the provisional and final settlement periods." Please tell us how you considered the need to recognize the impact of changes in metal prices between the provisional payment and the final settlement as an embedded derivative. Refer to Section VII of the SEC Joint Regulations Committee meeting highlights, located at the following website address:
http://www.thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf.

Note 2. Royalty Acquisitions

Acquisition of Barrick Royalty Portfolio, page 77

3.   We note from your disclosure that the acquisition of royalties from Barrick Gold Corporation included the restructuring of royalties at Cortez. Please tell us and disclose the specific facts and circumstances of the restructuring that led you to conclude recognition of a gain was appropriate. As part of your response, include the applicable accounting literature you relied upon that supports your accounting for this transaction.

Definitive Proxy Statement Filed October 9, 2009

4.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Certain Relationships and Related Transactions, page 17

5.   Please disclose the standards applied by your audit committee when reviewing and approving transactions with related persons. See Item 404(b) of Regulation S-K.

Executive Compensation, page 19

Long-Term Incentives, page 23

6.   We note that during your fiscal year ended June 30, 2009, you granted to your named executive officers performance stock awards, shares of restricted stock, stock options, and SARs awards. We also note your disclosure at pages 23-24 regarding the six elements that you use to determine the amount and form of equity awards. For each named executive officer, please disclose how you determined the amount and type of each equity award granted during your fiscal year ended June 30, 2009. See Item 402(b)(1)(v) of Regulation S-K. For example, please disclose the compensation committee's determination regarding the contribution of each executive officer to the specified elements.

Performance Awards, page 25

7.   We note that your named executive officers must meet certain predetermined performance targets relating to growth of free cash flow per share and growth of royalty ounces in reserve per share in order for their performance stock awards to vest. Please revise to disclose the performance targets for the performance stock awards made during your fiscal year ended June 30, 2009. See Item 402(b)(2)(v) of Regulation S-K.   To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the performance targets would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director